SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                       SCHEDULE 13D (Amendment No. 1)*
                     Under the Securities Exchange Act of 1934

                     Harbor Town Holding Group I, Inc.
-------------------------------------------------------------------------------
                             (Name of Issuer)

                          Common Stock, No Par Value
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                 411561 10 3
-------------------------------------------------------------------------------
                                (CUSIP Number)

                                  David M. Bovi
                           319 Clematis Street, Suite 812
                           West Palm Beach, Florida 33401
                                 (561) 655-0665
-------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                               August 20, 1999
-------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or
240.13d.-1(g), check the following box [   ].

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.     411561 10 3
--------------------------------------------------------------------------------
1)  Names  of Reporting  Persons/S.S. or I.R.S.  Identification  Nos.  of
Above Persons:

              David M. Bovi
-------------------------------------------------------------------------------
2)  Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)
     (b)

-------------------------------------------------------------------------------
3)  SEC  Use  Only

--------------------------------------------------------------------------------
4)  Sources  of  Funds  (See  Instructions):     N/A

-------------------------------------------------------------------------------
5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
2(d) or 2(e)

-------------------------------------------------------------------------------
6)  Citizenship  or  Place  of  Organization:          U.S.

Number of          (7)  Sole Voting Power:          9,115,625
Shares Bene-
ficially           (8)  Shared Voting Power           -0-
Owned by
Each Report-       (9)  Sole Dispositive Power:     9,115,625
ing Person
With               (10) Shared Dispositive Power      -0-

-------------------------------------------------------------------------------
11)  Aggregate Amount Beneficially Owned by Each Reporting Person:
9,115,625

-------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

-------------------------------------------------------------------------------
13)  Percent  of Class  Represented  by  Amount  in Row  (11):   45.12%

-------------------------------------------------------------------------------
14)  Type  of  Reporting  Person  (See  Instructions):   IN
-------------------------------------------------------------------------------

     This Amendment No. 1 hereby amends the cover page and Item 5 of the
Schedule 13D, filed August 9, 1999 by the filer with the Securities and Exchange Commission with respect to the common stock, no par value, of Harbor Town Holding Group I, Inc. (the "Issuer").

Item 5.     Interest in Securities of the Issuer

     As of August 20, 1999, the aggregate number and percentage of class of securities identified pursuant to Item 1 beneficially owned by each person named in Item 2 may be found in rows 11 and 13 of the cover page.

     The powers of the Reporting person identified in the preceding paragraph has relative to the shares discussed herein may be found in rows 7 through 10 of the cover pages.

     On August 20, 1999, Mr. Bovi entered into an agreement with two officers and directors of the Issuer, whereby pursuant to such agreement, Mr. Bovi transferred to such persons 8,815,625 shares of the Issuer's common stock in exchange for $10.00 cash and their promise and commitment to assist in the funding and financing of the Issuer's operations, on an as needed basis, in the amount of up to $27,500.00.

Item 7.     Material to be Filed as Exhibits.

     A.     Stock Purchase Agreement


                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 20, 1999


     /s/David M. Bovi
     David M. Bovi